SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

PAR Technology Corporation
(Name of Issuer)

Common Stock, par value $.02
(Title of Class of Securities)

698884103
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John W. Sammon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,559,885

	6	SHARED VOTING POWER
2,062,196

	7	SOLE DISPOSITIVE POWER
2,559,885

	8	SHARED DISPOSITIVE POWER
2,062,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,622,081

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Excludes 30,400 shares owned by Reporting Person’s spouse, Deanna Sammon, as to which he disclaims beneficial ownership

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.64%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Deanna Sammon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,400

	6	SHARED VOTING POWER
2,062,196

	7	SOLE DISPOSITIVE POWER
30,400

	8	SHARED DISPOSITIVE POWER
2,062,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,092,596

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Excludes 2,559,985 shares owned by Reporting Person’s spouse, John W. Sammon, as to which she disclaims beneficial ownership

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J.W. Sammon Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,062,096

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,062,096

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,062,096

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.88%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sammon Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,062,096

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,062,096

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,062,096

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.88%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1:	Name and Address of Issuer: PAR Technology Corporation

Item 1b:	Address of Issuer’s Principal Executive Offices:

PAR Technology Park
8383 Seneca Turnpike
New Hartford, NY  13413

Item 2:	Filers
a.	This statement is filed by John W. Sammon (“JWS”), Deanna D. Sammon (“DDS”), J. W. Sammon Corp. (“JWSCorp”), and Sammon Family Limited Partnership (“SFLP”)

b.	Business address of above filers are as follows:
JWS:  8383 Seneca Turnpike, New Hartford, NY 13413
DDS:  8383 Seneca Turnpike, New Hartford, NY 13413
JWSCorp:  408 Lomond Place, Utica, NY  13502
SFLP:  408 Lomond Place, Utica, NY  13502

c.	JWS and DDS are citizens of the United States of America. JWSCorp is a NY corporation. SFLP is a NY limited partnership.
d.	Common Stock
e.	698884103

Item 3	N/A

Item 4.	Ownership.
a.	JWS may be deemed the beneficial owner of 4,622,081 shares. This number consists of (A) 2,559,985 shares held for the account of JWS, (B) 100 shares held for the joint account of JWS and DDS, (C) 2,062,096 shares held for the account of SFLP by virtue of his position as an officer and 50% shareholder of JWSCorp which is the sole general partner of SFLP.

DDS may be deemed the beneficial owner of has sole ownership of 2,092,596 shares.  This number consists of (A) 30,400 shares held for the account of DDS, (B) 100 shares held for the joint account of DDS and JWS, (C) 2,062,096 shares held for the account of SFLP by virtue of her position as an officer and 50% shareholder of JWSCorp which is the sole general partner of SFLP.

JWSCorp may be deemed the beneficial owner of 2,062,096 shares.  This number consists of (A)  2,062,096 shares held for the account of SFLP by virtue of its power to vote and dispose of such shares as the sole general partner of SFLP.

SFLP is the beneficial owner of 2,062,096 shares held for its own account.

b.	Of the shares outstanding JWS may be deemed to beneficially own 26.64%, DDS may be deemed to beneficially own 12.06%, JWSCorp may be deemed to beneficially own 11.88% and SFLP owns 11.88%

c.	Number of shares as to which the person has:
(a)	Sole power to vote or to direct the vote: JWS has sole power to vote 2,559,985 shares.

DDS has sole power to vote 30,400 shares held for her own account.

JWSCorp may be deemed to have the sole power to direct 2,062,096 shares held for the account of SFLP by virtue of its power to vote such shares as the sole general partner of SFLP.

SFLP has the sole power to vote 2,062,096 shares held for its own account.

(b)	Shared power to vote or to direct the vote: JWS has shared power to vote 100 shares held for the joint account of JWS and DDS. JWS may be deemed to have shared power to direct the vote of 2,062,096 shares held for the account of SFLP by virtue of his position as an officer and 50% shareholder of JWSCorp which is the sole general partner of SFLP.

DDS has shared power to vote 100 shares held for the joint account of DDS and JWS.  DDS may be deemed to have shared power to direct the vote of 2,062,096 shares held for the account of SFLP by virtue of her position as an officer and 50% shareholder of JWSCorp which is the sole general partner of SFLP.

(c)	Sole power to dispose or to direct the disposition of: JWS has sole power to dispose of 2,559,985 shares held for his account.

DDS has sole power to dispose of 30,400 shares held for her account.

JWSCorp may be deemed to have the sole power to direct disposition of 2,062,096 shares held for the account of SFLP by virtue of its power to dispose of such shares as the sole general partner of SFLP.

SFLP has the sole power to dispose 2,062,096 shares held for its own account.

(d)	Shared power to dispose or to direct the disposition of: JWS has shared power to dispose of 100 shares held for the joint account of JWS and DDS. JWS may be deemed to have shared power to direct the disposition of 2,062,096 shares owned by SFLP by virtue of his position as an officer and 50% shareholder of JWSCorp which is the sole general partner of SFLP.

DDS has shared power to dispose of 100 shares held for the joint account of DDS and JWS.  DDS may be deemed to have shared power to direct the disposition of 2,062,096 shares owned by SFLP by virtue of her position as an officer and 50% shareholder of JWSCorp which is the sole general partner of SFLP.

Item 5 –	[Leave blank]

Item 6.	Ownership of More than 5% on Behalf of Another Person.
The limited partners of SFLP have the right to receive the proceeds from the sale of shares held by SFLP pursuant to the terms of the limited partnership agreement.

The rest is left blank.  See next page for Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13G with respect to the shares of PAR Technology Corporation, dated April 6, 2016, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: April 6, 2016	John W. Sammon

/s/John W. Sammon
John W. Sammon

Deanna D. Sammon

/s/Deanna D. Sammon
Deanna D. Sammon

J. W. Sammon Corp.

	By:	/s/John W. Sammon
Name: John W. Sammon
Title: President

Sammon Family Limited Partnership
By: J. W. Sammon Corp.,its General Partner

	By:	/s/John W. Sammon
Name: John W. Sammon
Title: President